                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH 2006

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board Meeting approves the draft 2005 accounts

Starting with the 2005 financial year, the Telecom Italia Media Group has drafted its accounts in compliance with IAS/IFRS standards. In consequence, TI Media’s internet operations (Tin.it and Virgilio) have been entered onto the accounts as “discontinued operations” and are no longer consolidated as operating items (revenues, EBITDA and operating income), though they continue to be included in the net result after tax for the period during which they belonged to the Group. In consequence, the operational figures for the Telecom Italia Media Group presented below essentially refer to the television business and APCom. In order to foster greater clarity in the presentation of the Group accounts, appropriate adjustments and reclassifications have been made to the income, assets and finance data for 2004, in compliance with IAS/IFRS accounting standards and principles; this is to make it easier to compare last year’s and this year’s results. The same principles shall be adopted for the parent company starting with the 2006 financial year.

DEAL WITH TELECOM ITALIA: LA7 AND MTV BROADCAST OVER TIM MOBILE PHONES USING

 DVB-H TECHNOLOGY

Consolidated revenues for 2005 amounted to €179.8 million, corresponding to 16.4% organic growth

FY 2005 closed with consolidated net income of €800.9 million (-€226.3 million over the same period in 2004) and net income for TI Media SpA of €781.7 million  making it possible to distribute dividends totalling an aggregate of around €550 million.

Proposed dividend of approximately €0.1643 per ordinary share and of approximately €0.1679 per savings share. Dividend payout on April 27

The consolidated net financial position at year-end 2005 was a positive €436.1 million (compared with a €170.7 million negative financial position at year-end 2004)

Refocus on media industry completed in 2005; major investments totalling around €195 million in digital terrestrial startup and enhanced analog TV offerings

Operating profit impacted predominantly by digital terrestrial startup operations and higher costs incurred by enhanced programming (new shows and content). Operating income reaches -€129.8 million (-€93.3 million for 2004)

Television: sharp rises for revenues in 2005 (up 24.8%) and gross advertising income (up 14.9%) compared with the previous year

LA7: audience share exceeds 3% in December; year-long viewer figures register best results in recent years, corresponding to a 2.7% share (up 14% compared with 2004); turnover up strongly (up 39.6% compared with the previous year)

MTV: 13.5% domestic gross advertising income growth compared with 2004

Digital terrestrial: 884,000 prepaid cards distributed at the end of 2005, rising to 955,000 by the end of February 2006

APCom: higher revenues (up 45.1%) and average daily news output (up 23% compared with 2004)

Milan, March 6, 2006 – Today the Telecom Italia Media Board of Directors SpA (Telecom Italia Group), chaired by Riccardo Perissich, analyzed and approved the 2005 draft annual accounts.

Telecom Italia Media Group FY 2005 results

The 2005 financial year benefited from operations undertaken as part of the Telecom Italia Group internet business restructuring plan, as announced on April 4, 2005. On June 1, Telecom Italia Media completed the sale of its Virgilio and Tin.it businesses to Telecom Italia for an overall price of €950 million, and booked a capital gain of €901 million. Also in June, the company completed a buyback of its ordinary and savings shares for a total outlay of €147.7 million. Going concerns Elefante TV and Delta TV were acquired in the second half of the year for a total outlay of €128.5 million. A deal was made in the second half of the year to sell the Buffetti Group (completed in January 2006).

In 2005 TI Media completed its plan to refocus on the media industry. The Group made major investments in digital terrestrial startup and in consolidating its position in the analog TV business.

In 2005 revenues amounted to €179.8 million (€167.8 million for FY 2004); excluding the effect of changes to the area of consolidation and digital terrestrial startup operations, organic growth was equal to 16.4%.

In 2005 profitability was impacted by digital terrestrial startup operations (including pay-per-view), which had a €39.6 million negative impact on EBITDA and a €47.7 million impact on operating income (€15.6 million in 2004). Profitability was also affected by higher costs incurred in enhancing programming on MTV and LA7’s analog channels (Invasioni Barbariche, America’s Cup, special events and new shows), digital terrestrial channels and satellite channels (LA7 Sport, Nickelodeon and Paramount Comedy). EBITDA for FY 2005 corresponded to -€91.4 million (-€64.2 million for 2004); operating income totaled - €129.8 million (-€93.3 million for 2004).

The positive impact after tax of discontinued operations (internet business and the Buffetti Group) amounted to €892.5 million, inclusive of internet operation results for the first five months of the year, Buffetti Group results for the full year, and income generated by the sale of these businesses.

As a result of these factors, the Parent company’s share of net income including “discontinued operations” was a positive €800.9 million (-€226.3 million for 2004).

Investments rose significantly compared with 2004 to €194.8 million, including €19.4 million on TV rights acquisitions, €33.8 million on digital terrestrial development, and €128.5 million on acquiring Elefante TV and Delta TV installations and frequencies.

The net financial position at year-end was a cash positive €436.1 million (compared with -€170.7 million at year-end 2004). The improvement was principally generated by €950 million in proceeds from the sale of internet operations to Telecom Italia. This was partially offset by disbursements of €147.7 million on the share buyback, the investments cited above, and cash flow from operations.

Total consolidated shareholders’ equity at year-end 2005 amounted to €1,020.8 million (compared with €363.6 million at year-end 2004). At year-end 2005 headcount was 837 (compared with 778 at year-end 2004 on an equivalent consolidation area basis).

Results by Business Unit

TELEVISION

Aggregate revenues rose sharply to €172.5 million or 24.8% with respect to 2004 (€138.2 million), as gross advertising income grew by 14.9% compared with the preceding year.

Operating income was equal to -€100.7 million (-€59.9 million for 2004), and was impacted predominantly by digital terrestrial startup operations (including pay-per-view). These operations had a €47.7 million negative impact on operating income (€15.6 million for 2004). Profitability from operations was also affected by higher costs incurred in enhancing programming on MTV and LA7’s analog channels (Invasioni Barbariche, Forza Sette, special events and new shows), digital terrestrial channels and satellite channels (LA7 Sport, Nickelodeon and Paramount Comedy).

LA7 achieved impressive audience growth and built on the popularity of the revised content plan implemented last year. Average audience share for 2005 reached 2.7% (up 14% compared with the figure of 2.4% registered in 2004), the channel’s best result in years. Viewer figures improved month on month, exceeding 2.7% in May and continuing to rise to a peak of 3.1% in December. Growth was achieved in the number of daily contacts (around 12 million) and in the length of time viewers spent watching the broadcaster on a daily basis (up 11%). Established shows and newcomers (Invasioni Barbariche and Forza Sette) performed well. LA7 is continuing to enhance its sports program schedule with new UEFA Cup international football, the 6 Nations rugby tournament, and the World Superbike Championship; the network’s sailing coverage, through Forza Sette, continues to be a hit with viewers as it broadcasts the preliminary races for the America’s Cup from Valencia, Malmo and Trapani. There were also encouraging signs from digital terrestrial’s new LA7 Cartapiù pay-per-view content (football, boxing, movies and concerts), and the launch of La7 Sport, a new sports-only free-to-air channel. In particular, the 2005-2006 Italian football championship and new offerings on LA7 Cartapiù, resulted in the distribution of 884,000 prepaid cards by December 31, 2005, rising to 955,000 at February 28, 2006. LA7 revenues rose overall to €87.1 million (up 39.6% on the 2004 figure of €62.4 million); gross advertising income grew by 21.4% compared with 2004 to €97.8 million.

MTV Italia consolidated and strengthened its position on the Italian advertising market, confirming its status as the number one youth television brand with revenues of €93.3 million (up 16.1% compared with 2004). Domestic gross advertising income performed particularly well, rising 13.5% compared with 2004. MTV Italia has blossomed into a multichannel, multimedia network spanning TV, the internet, satellite and advanced content for mobile phones. In 2005 MTV Italia continued to enhance its content and update the network’s look, consolidating its satellite offerings to offer five channels (Nickelodeon, Paramount Comedy, MTV, MTV Hits and MTV Brand:new) as well as launching the “MTV on demand” and “MTV on demand mobile” channels, which offer customizable music content, and web sites dedicated to the MTV Hits and MTV Brand:new satellite channels. In 2005 MTV also strengthened its position as an organizer of live musical events across Italy (MTV Europe Music Awards, MTV Day, Coca Cola Live@MTV, Isle of MTV).

DEAL WITH TELECOM ITALIA: LA7 AND MTV ON TIM MOBILE PHONES USING DVB-H TECHNOLOGY

The Telecom Italia Media Group and Telecom Italia have agreed to broadcast LA7 and MTV content on TIM mobile phones using DVB-H (Digital Video Broadcast Handheld) technology. This non-exclusive deal means that LA7 and MTV channel programming will be available on TIM mobile phones for the next five years. DVB-H ensures high quality reception while on the move; integration between the broadcast and wireless networks will lead to the development of new interactive TV services.

NEWS (APCOM)

APCom revenues for 2005 amounted to €6.7 million, a significant 45.1% rise on 2004 generated principally by a broader customer base and enhanced service offerings. Average daily news output rose by a strong 23% compared with the previous year. APCom is a 24/7 press agency based in Rome and Milan, with correspondents in Brussels, Budapest and New York. The agency employs 70 journalists who focus on Italian, European and worldwide politics, economics and finance, general news and international politics. The company holds an exclusive licence to distribute Associated Press bulletins in Italian.

Telecom Italia Media SpA FY 2005 results

As stated earlier, the 2005 accounts were drafted in accordance with Italian accounting principles. Figures are not comparable with the preceding year as they include earnings for the first five months of the year from internet operations sold to Telecom Italia on June 1, 2005. This sale had a positive impact on the accounts, which closed with net income corresponding to €781.7 million, making it possible to distribute dividends totalling an aggregate of around €550 million.

§§§

The Board of Directors also approved the draft accounts of La7 Televisioni SpA, which became part of Telecom Italia Media with effect from January 1, 2006.

§§§

The results for 2005 will be presented to the financial community during a conference call starting at 5 pm (Italian Standard Time). Journalists are invited to follow the presentation by telephone on +39 06 33485042. For those who are unable to follow the live conference call, a recorded version of the presentation will be available for 48 hours on +39 06 334 843 (access code 100692#).

Call for shareholders’ meeting and proposed dividend

The Board of Directors has empowered the Chairman to call a shareholders’ meeting for April 10, 2006 on first call and, if necessary, April 11 on second call. In view of the size of net income from operations, the Board has resolved to recommend to the shareholders’ meeting the distribution of a dividend of approximately €0.1643 for each ordinary share and of approximately €0.1679 for each savings share, corresponding to an aggregate total of around €550 million. The dividend shall be paid out from April 27, 2006, ex-coupon on April 24, 2005.

Media Relations

Telecom Italia Media Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Investor Relations   reason

+39.06.5150.5424

www.investor.telecomitaliamedia.it

investor.relations@telecomitaliamedia.it

TELECOM ITALIA MEDIA GROUP CONSOLIDATED BALANCE SHEET

(in thousand of euro)	12.31.2005 (a)	12.31.2004 reconstructed(*) (b)	Changes (a-b)	12.31.2004 historical (b)
ASSETS				
NON-CURRENT ASSETS				
Intangible assets				
- Goodwill and other intangible assets with an indefinite life	185,532	151,216	34,316	215,365
- Intangible assets with a finite life	192,436	52,198	140,238	101,489
	377,968	203,414	174,554	316,854
Tangible assets				
- Property, plant and equipment owned	52,939	38,493	14,446	60,457
- Assets held under finance leases	-	10	(10)	10
	52,939	38,503	14,436	60,467
Other non current assets				
- Equity investments	7,442	9,068	(1,626)	9,619
- Financial receivables and other non-current financial assets	6,632	1,256	5,376	1,595
- Miscellaneous receivables and other non-current assets	48,344	126,423	(78,079)	127,225
	62,418	136,747	(74,329)	138,439
Deferred tax assets	30,266	43,720	(13,454)	52,970
TOTAL NON-CURRENT ASSETS (A)	523,591	422,384	101,207	568,730
CURRENT ASSETS				
Inventories	4,169	1,726	2,443	16,802
Trade receivables, miscellaneous receivables and other current assets	237,251	117,656	119,595	266,609
Securities other than equity investments	-	48	(48)	48
Financial receivables and other current financial assets	198	293	(95)	303
Cash and cash equivalents	450,215	40,718	409,497	4,689
Subtotal current Assets	691,833	160,441	531,392	288,451
Non current assets held for sale				
of a financial nature	3,616	2,380	1,236	-
of a non-financial nature	112,760	320,369	(207,609)	-
	116,376	322,749	(206,373)	-
TOTAL CURRENT ASSETS (B)	808,209	483,190	325,019	288,451
TOTAL ASSETS (A+B)	1,331,800	905,574	426,226	857,181
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity attributable to Parent	1,008,087	348,636	659,451	348,636
Minority interests	12,735	14,978	(2,243)	14,978
TOTAL SHAREHOLDERS' EQUITY (C)	1,020,822	363,614	657,208	363,614
NON-CURRENT LIABILITIES				
Non-current financial liabilities	5,087	169	4,918	251
Employee severance indemnities and other employee-related reserves	13,023	14,046	(1,023)	23,758
Reserve for deferred taxes	40,823	69	40,754	69
Reserve for future risk and charges	1,410	11,019	(9,609)	17,226
Miscellaneous payables and other non-current liabilities	550	40	510	45
TOTAL NON CURRENT LIABILITIES (D)	60,893	25,343	35,550	41,349
CURRENT LIABILITIES				
Current financial liabilities	40	173,487	(173,447)	177,052
Trade payables, current tax payables, miscellaneous payables and other liabilities	190,169	133,410	56,759	275,166
Subtotal current Liabilities	190,209	306,897	(116,688)	452,218
Liabilities relating to non-current assets held for sale			-	
of a financial nature	19,443	41,707	(22,264)	-
of a non-financial nature	40,433	168,013	(127,580)	-
	59,876	209,720	(149,844)	-
TOTAL CURRENT LIABILITIES (E)	250,085	516,617	(266,532)	452,218
TOTAL LIABILITIES (F=D+E)	310,978	541,960	(230,982)	493,567
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES (C+F)	1,331,800	905,574	426,226	857,181

(*) For comparable purpose, historical data as of December 31, 2004 have been reclassified to conform with Discontinued Operations of the year 2005 (Internet and Office Products)

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. The ability of the Telecom Italia Media Group to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Media Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in the market;

- the ability of the Telecom Italia Media Group to introduce new services and products;

- the impact of regulatory decisions and changes in the regulatory environment;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and

- Telecom Italia Media's ability to successfully implement its internet strategy.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 6th, 2006

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer